UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 30, 2025

LIGHTSTONE VALUE PLUS REIT V, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-53650	20-8198863
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(Address of principal executive offices)
(Zip Code)

(732) 367-0129  (Registrant’s telephone number, including area code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

Item 8.01          Other Events.

On December 30, 2025, the board of directors of Lightstone Value Plus REIT V, Inc. (the “Company,” “we,” “us,” or “our”) approved an issuer self-tender offer (the “Offer”) to commence on or about December 31, 2025, for up to 2,200,000 shares of the Company’s common stock (the “Shares”) at a price of $14.08 per Share, or approximately $31.0 million of Shares. Unless extended or withdrawn, the Offer will expire at 12:00 Midnight Eastern Time on or about Friday, February 13, 2026.

On November 6, 2025, the Company’s board of directors (the “Board”) determined and approved our estimated net asset value (“NAV”) of approximately $306.4 million and resulting NAV per Share of $16.56, both as of September 30, 2025.  Our estimated NAV and resulting NAV per Share were based upon the estimated fair values of our assets and liabilities as of September 30, 2025 and were effective as of November 6, 2025.  The $14.08 per share Offer Price is 85% of our most recent NAV.

For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the estimated values of the Company’s assets and liabilities in connection with the calculation of its NAV per Share of $16.56, see the Company’s Current Report on Form 8-K as filed with the SEC on November 10, 2025 which is incorporated herein and can be found in the “SEC Filings” section of the Company’s website, www.lightstoneREITs.com and is on the SEC’s website www.sec.gov.  Please note that the Company’s most recently published estimated NAV per Share of $16.56 is as of September 30, 2025 and was calculated as of a specific date. Accordingly, the value of the Shares may fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and capital markets. These risks have not been priced into the Company’s estimated NAV per Share of $16.56. There is no assurance of the extent to which the most current estimated valuation should be relied upon for any purpose after its effective date.

The Offer is designed to provide limited liquidity to holders of Shares for which there is no public trading market.  The Board has adopted the Seventh Amended and Restated Share Redemption Program (the “SRP”) pursuant to which qualifying stockholders may request redemption of their Shares subject to certain significant conditions and limitations of the program. The Company is making the Offer in order to provide additional liquidity to stockholders in excess of the volume limitations of Shares permitted to be redeemed in any calendar year under the SRP.

In connection with the approval of the Offer and as required by the rules of the Securities Exchange Act of 1934, as amended, the Board of Directors suspended the SRP indefinitely effective December 30, 2025.  While the SRP is suspended, the Company will not accept any requests for redemption and any such requests and all pending requests will not be honored or retained.

The Offer will be further described in the offer to purchase and letter of transmittal filed with Securities and Exchange Commission (the “SEC”). The full details of the Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will make available to stockholders and file with the SEC upon commencement of the Offer. For more information, see “Important Information” below.

Important Information

This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to make available to its stockholders and file with the SEC. The full details of the Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will make available to stockholders and file with the SEC upon commencement of the Offer. Stockholders are urged to read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the Offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the Company files with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated Offer, who will be identified in the materials filed with the SEC at the commencement of the Offer. In addition, stockholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at www.lightstoneREITs.com.

Cautionary Note Regarding Forward-Looking Statements

The foregoing includes forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. These statements are subject to the risk that the Offer is oversubscribed.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. These statements are not guarantees of future performance and the Company cautions the Stockholders not to place undue reliance on forward-looking statements, which reflect the Company’s management’s and/or the Company’s external Advisor’s view only as of the date of this Current Report. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors. Factors which may cause actual results to differ materially from current expectations include, but are not limited to (i) changes in market factors that could impact our rental rates and operating costs, (ii) financing risks, such as the inability to obtain equity, debt, or other sources of financing on favorable terms, (iii) changes in governmental laws and regulations, (iv) the level and volatility of interest rates and the availability of suitable acquisition opportunities. Accordingly, there is no assurance that our expectations will be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIGHTSTONE VALUE PLUS REIT V, INC.

Dated: December 31, 2025	By:	/s/ Seth Molod
Seth Molod
Chief Financial Officer & Executive Vice President